VINYL PRODUCTS, INC. LETTERHEAD

January 27, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Jay Ingram, Esq.
Jessica Kane, Esq.
Jenn Do
Al Pavot

Mailstop 4631

Re:           Vinyl Products, Inc.
  Amendment No. 4 to Registration Statement on Form S-1
  Filed December 9, 2009
  File No. 333-158254

Ladies and Gentlemen:

This letter sets forth the responses of Vinyl Products, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 20, 2010 (the "Comment Letter") concerning Amendment No. 4 to the Company’s Registration Statement on Form S-1/A) as filed with the Commission on January 13, 2010 (the “Registration Statement”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein, in the case of the responses supplied to comments to the Registration Statement, are to Amendment No. 5 to Form S-1 ("Amendment No. 5"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

General

1.  Please revise your disclosure to provide executive compensation information for the fiscal year ended December 31, 2009.  Please refer to Item 11(1) of Form S-1 and Item 402 of Regulation S-K.

Response

The Company advises the Staff that it has revised the Summary Compensation Table appearing on page ___ in Amendment No. 5 to include information as to executive compensation through the fiscal year ended December 31, 2009.

Securities and Exchange Commission
Division of Corporation Finance
January 27, 2010

Please note further that we have revised Amendment No. 5 to update the line of credit information so that it is current as of January 27, 2010 and otherwise changed all appropriate dates to today's date.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (714) 210-8888 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
VINYL PRODUCTS, INC.

By:	/s/ Gordon Knott
Gordon Knott, President